EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands, except for ratios)
Earnings
Income (loss) before income taxes	$814,468	$(56,371)	$(371,554)	$(75,858)	$(25,343)
Add: Fixed charges	167,890	170,624	159,260	161,336	179,858
Add: Amortization of capitalized interest	1,718	3,315	4,935	7,346	11,185
Less: Capitalized interest	(8,850)	(18,582)	(16,848)	(12,797)	(17,226)
Total earnings	$975,226	$98,986	$(224,207)	$80,027	$148,474

Fixed charges
Interest expense	$158,390	$149,648	$140,305	$146,837	$159,085
Capitalized interest	8,850	18,582	16,848	12,797	17,226
Rental expense attributable to interest	650	2,394	2,107	1,702	3,547
Total fixed charges	$167,890	$170,624	$159,260	$161,336	$179,858

Ratio of earnings to fixed charges(1)(2)	5.81	—	—	—	—

(1)
For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expensed and capitalized, amortized deferred financing costs and an estimate of interest within rental expense.

(2)
Due to our net pre-tax losses for the years ended December 31, 2018, 2017, 2016 and 2015, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $31.4 million, $81.3 million, $383.5 million and $71.6 million for the year ended December 31, 2018, 2017, 2016 and 2015, respectively, to achieve a coverage of 1:1.